U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attn: Eddie Kim and Perry Hindin

Re:	Payoneer Global Inc. Schedule TO-I and Schedule 13E-3 Filed August 12, 2024 File No. 005-92642

Dear Mr. Kim and Mr. Hindin:

On behalf of Payoneer Global Inc. (the “Company”), we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 20, 2024 (the “Comment Letter”), regarding the Company’s combined Schedule TO-I and Schedule 13E-3 which was filed on August 12, 2024 (the “Schedule TO-I”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the Staff’s comments are reproduced in bold below, followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company is concurrently filing Amendment No. 1 to the Schedule TO-I (“Amendment No. 1”) which includes an Amended and Restated Offer to Purchase (the "Offer to Purchase") as an exhibit, which reflects revisions in response to the Comment Letter. Except for page references appearing in the headings and Staff comments below (which are references to the Schedule TO-I filed on August 12, 2024), all page references herein correspond to the page of Amendment No. 1 and Offer to Purchase. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Offer to Purchase.

Schedule TO-I and Schedule 13E-3 filed August 12, 2024

General

Where a filing person elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO, Instruction 1 to Item 13 of Schedule 13E-3 and telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at

https://www.sec.gov. While we note that you have provided the book value per share as of June 30, 2024, and December 31, 2023, on page 24 of the Offer Letter, please revise the disclosure to include the remaining information required by Item 1010(c) of Regulation M-A and disseminate the amended disclosure as required by Exchange Act Rule 13e- 4(e)(3).

Company response: In response to the Staff’s comment, the Company has provided additional disclosure on page 24 of the Offer to Purchase to include the remaining information required by Item 1010(c). The Company respectfully advises the Staff that the Company does not believe that the pro forma financial information described in Item 1010(c)(6) is material to holders of the Warrants, as described in the Company’s response to Comment 2 below.

It appears that you have not provided the pro forma information called for by Item 1010(b) of Regulation M-A. Please include in your response letter an explanation as to why the Company believes that pro forma information is not material to a Warrant holder's investment decision whether to tender Warrants in the Offer. Alternatively, include such information in a revised filing.

Company response: The Company respectfully advises the Staff that the Company does not believe the pro forma financial information described by Item 1010(b) is material to holders of the Warrants in the context of this Offer. The Company will remain as a reporting issuer after the consummation of this Offer and the removal of the Warrants will be the only change to the Company’s capital structure. Further, the Company determined that, due to the Company’s financial condition and results of operations, the funding of the Offer as described in the Offer to Purchase will not have a material impact on the financial position of the Company. Given the existing disclosure in the Offer to Purchase, the Company believes the inclusion of pro forma financial information would not be material to the decision of a reasonable investor whether to sell, tender or hold the Warrants sought in the Offer.

In the press release attached as Exhibit (a)(5), we note your last paragraph regarding "forward-looking statements" and reference to "the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995." The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. See Question 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, dated January 26, 2009. Please refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.

Company response: The Company acknowledges the Staff’s comment and will refrain from referring to the safe harbor provisions of the United States Private

Securities Litigation Reform Act of 1995 in any future filings, press releases or other communications relating to this going private transaction.

Fairness of the Transaction (Offer, Consent Solicitation and Redemption), page 6

Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A require the Company to state whether it believes that the Rule 13e-3 transaction is fair or unfair to "unaffiliated security holders," as defined in Exchange Act Rule 13e-3(a)(4). We note your disclosure on page 6 and elsewhere in the Offer to Purchase that Board determined that the Transaction is fair to "holders of Warrants." Please revise to articulate whether the Board believes that the Transaction is fair to unaffiliated Warrant holders.

Company response: The Company respectfully advises the Staff that, to the Company’s knowledge, based on required public filings by Company affiliates, no holders of Warrants are affiliates of the Company and therefore the Company believes that all Warrant holders are unaffiliated Warrant holders. The Company has revised page 6 of the Offer to Purchase to clarify this.

The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factor in clause (iii) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant to the board's fairness determination. If the procedural safeguards in Item 1014(c), (d) and (e) were not considered, please explain why the board of directors believes that the Rule 13e-3 transaction is fair in the absence of such safeguards.

Company response: The Company respectfully advises the Staff that the net book value of the Warrants was immaterial and therefore not considered in the board of director’s determination on whether the transaction is fair to the unaffiliated holders of the securities. The Company respectfully advises the Staff that it considered the procedural safeguards in Item 1014(c), (d) and (e) to the extent relevant and as follows: the Company did not need the approval of a majority of the unaffiliated security holders as the Company will remain a listed registrant after the consummation of the Offer; an unaffiliated representative was not necessary as the Company entered into the Tender and Support Agreement with Warrant holders representing 65.6% of the outstanding Warrants and negotiated the acceptable Offer Purchase Price with them; and all directors, including those that are not employees of the Company, have approved the Offer.

In the second and third bullet points under subsection "Factors Considered" on page 6, we note your use of "the last reported sale price of the Warrants on Nasdaq of $0.40 on August 9, 2024, the business day before the Offer was launched" as the benchmark to calculate the "premium" rate. Under subsection "Fairness for Holders Who Tender or Who Do Not Tender," however, you state that consideration received by both "Warrant holders who tender their Warrants in the Offer" and "Warrant holders who do not tender their Warrants in the Offer" is "a premium to the market price on the day of launch of the Offer ($0.40 per Warrant)" (emphasis added). Please confirm in your response letter whether "the market price on the day of launch of the Offer" per Warrant was also $0.40, which, according to your disclosure, was the "last reported sale price" on "the business day before the Offer was launched" (emphasis added), or revise.

Company response: In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Offer to Purchase.

Refer to the last paragraph under subsection "Fairness for Holders Who Tender or Who Do Not Tender." Expand this paragraph to provide a more detailed discussion of "the costs and risks" considered by the board of directors.

Company response: In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Offer to Purchase. The Company also respectfully advises the Staff that risks are disclosed on page 10 of the Offer to Purchase under the “Detriments” column and pages 28 and 29 of the Offer to Purchase under “Section 11. Forward-Looking Statements; Risk Factors”. The costs, in addition to the cash consideration to be paid for the tendered Warrants, are estimated to be $1,017,897, as disclosed and listed out on page 24 of the Offer to Purchase.

Board Presentation, page 8

Disclosure on page 9 indicates that “Citigroup and its affiliates provide banking and payment services for the Company. The Company has also agreed to reimburse the cost of Citigroup’s legal counsel in an amount up to $150,000.” Please revise this section to quantify any compensation received in the past two years, or to be received, by Citigroup and its affiliates as a result of its relationship with the Company or its affiliates. Refer to Item 9 of Schedule 13E-3, Item 1015(b)(4) of Regulation M-A and Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretation 217.01.

Company response: In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Offer to Purchase.

Disclosure in the last paragraph on page 9 indicates that in addition to the Presentation, Citigroup prepared 2 presentations, constituting the Discussion Materials, which were prepared in contemplation of a share exchange transaction which management ultimately chose not to pursue but shared with the Company’s management. Disclosure on page 7 indicates that “[i]n evaluating the Transaction, the Company considered conducting an exchange offer for the Warrants as an alternative in which the Warrants would be exchanged for shares of Common Stock.” Each presentation, discussion, or report held with or presented by Citigroup that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize the Discussion Materials, and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

Company response: The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that it does not believe that the Discussion Materials constitute a “report, opinion or appraisal from an outside party that is materially related to the Rule 13E-3 transaction” within the scope of Item 1015 of Regulation M-A. The Discussion Materials shared with the Company’s management were limited to public company precedents and other information relating to the proposed share exchange transaction and summary of process. Citigroup did not opine on the fairness or amount of consideration to be paid in connection with a share exchange transaction. The Company further respectfully advises the Staff that Citigroup did not arrive at or provide any independent conclusions or make any recommendations regarding the value or soundness of a share exchange transaction. The Company also does not believe that the Discussion Materials materially relate to the Transaction, given that (i) they relate to a proposed transaction with terms different from the Transaction described in the Offer and (ii) the Discussion Materials were superseded in all respects and for all purposes by the Presentation that Citigroup prepared for the board of directors of the Company, which is filed as exhibit (c) to the Schedule TO-I. In addition, the Discussion Materials are no longer effective, and the Company believes that the inclusion of the Discussion Materials either (a) as an exhibit to the Company’s Schedule TO-I pursuant to Item 16 of Schedule 13E-3 and corresponding Item 1016(c) of Regulation M-A or (b) in summarized form in the Disclosure Document pursuant to Item 9 of Schedule 13E-3 or Item 1015(b)(6) of Regulation M-A, would serve no purpose other than to cause confusion.

Effects of the Transaction on the Market for the Warrants, page 9

While your disclosure on page 9 describes "[t]he primary benefits and detriments to the Company, participating Warrant holders and non-participating Warrant holders," Item 1013(d) of Regulation M-A requires a reasonably detailed discussion of the benefits and detriments of the transaction to not only the Company but also to its affiliates and unaffiliated security holders. In addition, the benefits and detriments must be quantified to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A. Please revise.

Company response: The Company respectfully advises the Staff that, to the Company’s knowledge, based on required public filings by Company affiliates, no holders of Warrants are affiliates of the Company and therefore the Company believes that all Warrant holders are unaffiliated Warrant holders. The Company has revised page 9 of the Offer to Purchase to clarify this, and that the benefits and detriments are quantified to the extent practicable.

On page 10, in describing the benefits "[t]o Warrant holders that participate in the Offer," you note that "[p]articipating Warrant holders will receive a higher price if they tender their Warrants in the Offer rather than selling their Warrants in the open market at the current market price" (emphasis added). Please revise to define "the current market price," provide a specific benchmark date, or advise.

Company response: In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the Offer to Purchase.

Interests of Directors and Executive Officers, page 11

On page 13, under footnote (2), we note Mr. Goldman’s disclaimer of beneficial ownership “except to the extent of his pecuniary interest therein.” Similar disclosure appears in footnote (3). Please note that beneficial ownership is not determined based on pecuniary interest. See Rule 13d-3(a). Please revise.

Company response: In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Offer to Purchase.

Acceptance of Warrants and Payment of Offer Purchase Price, page 22

We note the following sentence on page 23: "In addition, if certain events occur, we may not be obligated to purchase Warrants in the Offer." Please revise to provide additional details, including what "certain events" consist of, or advise.

Company response: In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Offer to Purchase.

Additional Information; Miscellaneous, page 30

On page 31, you state that Warrant holders "can obtain any of the documents incorporated by reference in this Offer Letter from the SEC’s website at the address described above." The address of "the SEC's website," however, does not appear in your filing except in Exhibit (a)(5). Please revise.

Company response: In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Offer to Purchase.

Staff’s Verbal Comment

Please revise the Offer to Purchase to avoid duplication of the conditions to the Offer.

Company response: In response to the Staff's comment, the Company has revised the disclosure on page 20 of the Offer to Purchase.

We thank the Staff for its review of the foregoing and the Amendment No. 1. If you have further questions or comments, please feel free to contact me at 212-450-4658 or byron.rooney@davispolk.com.

Sincerely,

By:	/s/ Byron B. Rooney
Name: Byron B. Rooney

cc:	John Caplan Tsafi Goldman Payoneer Global Inc. Christian O. Nagler Kirkland & Ellis LLP